KRAMER LEVIN NAFTALIS & FRANKEL LLP

George M. Silfen
Partner
Phone (212) 715-9522
GSilfen@KramerLevin.com

November 12, 2014

Asen Parachkevov
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.20549

Re:	Corsair Opportunity Fund (the "Fund") Registration Statement on Form N-2 File Numbers: 333-197119; 811-22978

Dear Mr. Parachkevov:

On behalf of our client, Corsair Opportunity Fund (the “Fund”), we are filing via EDGAR, and pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 filed on June 30, 2014 (the “Amendment”).

Set forth below is our response to a comment received from you via telephone on November 5, 2014 in connection with Pre-Effective Amendment No. 1 to the Fund’s Amendment on Form N-2 filed on October 24, 2014. Capitalized terms used, but not defined, in this letter have the meanings ascribed to them in the Amendment.

1.	Consider modifying the expense reimbursement methodology under the Expense Limitation Agreement to take into account cash dividend distributions.

We respectfully considered the comment; however, we have determined not to modify our discussion regarding the Expense Limitation Agreement because the Fund does not have income distributions as part of its investment objective and thus does not plan on making regular cash dividend distributions. Accordingly, we do not view the comment to be applicable to the Fund.

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Securities and Exchange Commission
November 12, 2014

We respectfully request expedited review of the Amendment by the staff of the Commission so as to allow the effectiveness of the Amendment on or before November 14, 2014.

If you have any questions or comments, please call me at (212) 715-9522. Thank you in advance for your attention to this matter.

Very truly yours,

/s/ George Silfen